C21Investments Receives Regulatory Approval for Transfer of
Swell Companies' Oregon Licenses

VANCOUVER, April 17, 2019 – C21 Investments, Inc. (CSE: CXXI) today announced that it has received approval from the Oregon Liquor Control Commission for the transfer of all the operating licenses of Swell Companies in Oregon. The formal closing of the acquisition of the Swell Companies (see news release dated November 2, 2018) is scheduled to occur on or about April 30, 2019.

Swell has a 10,000-square foot processing facility in Portland, Oregon and has expansion rights for an additional 18,000 square feet, adjacent to the primary facility. It also operates a 5,000-square foot distribution warehouse. Swell currently employs 30 full-time industry professionals and prides itself on being one of the first cannabis companies in Oregon to offer comprehensive benefits to all its employees.

Operating since 2015, Swell has been recognized as a leader in the extraction and manufacturing of THC and CBD derived products; always demonstrating a commitment to quality, consistent innovation, and execution at scale. In 2017, Swell shipped over 500,000 product units within Oregon and has more than doubled its product units shipped through existing sales channels in 2018.

“Consumption of cannabis concentrates, such as vapes and edibles, saw a 49%1 increase in Oregon in 2018,” said Alleh Lindquist, CEO of Swell. “This segment is quickly becoming the most significant component in cannabis consumption and with the support of C21, Swell will have the necessary resources to further expand its extraction and manufacturing capabilities to new markets.” “Swell will fulfill a critical segment of our expansion strategy,” said Robert Cheney, President and CEO of C21 Investments. “Swell will make us a leading force in processing and manufacturing in the United States.” C21 Investments’ strategy is to acquire existing and successful cannabis operations with experienced management teams in place. C21 Investments’ focus is to expand into jurisdictions where it can wholly-own indoor/outdoor cultivation operations, processing/extraction facilities, branded products, and retail dispensaries with large distribution networks.

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1 Source: BDS Analytics, The State of Legal Marijuana Markets – 6th Edition

ABOUT C21 INVESTMENTS

C21 Investments, Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company currently owns Silver State Relief in Nevada and Eco Firma Farms, Pure Green and Phantom Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil and vaporizer cartridges. C21 Investments is also in active discussions to acquire additional operations. These developments are expected to add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	David Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dgoad@cxxi.ca
+1 416 402-7050	+1 833 289-2994

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the expected closing date of the Swell acquisition; (ii) closing of other acquisitions; and (iii) the impact of the acquisitions on the Company’s ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, C21’s inability to complete previously announced acquisitions, such as Swell, and if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.